Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Earnings from continuing operations before income taxes	$ 22,133	$ 11,600	$ 10,411	$ 7,774	$ 937
Fixed charges	41,587	39,395	37,416	38,990	32,008
Cash distributions from equity method investments	1,167	1,304	847	—	802
Total earnings	$ 64,887	$ 52,299	$ 48,704	$ 46,764	$ 33,747

Fixed charges:
Interest expense	$ 41,144	$ 39,012	$ 37,062	$ 38,719	$ 31,749
Estimated interest expense within rental expense (1)	443	383	354	271	259
Total fixed charges	$ 41,587	$ 39,395	$ 37,416	$ 38,990	$ 32,008
Preferred stock dividend (2)	281	—	—	—	4,374
Total fixed charges and preferred stock dividends	$ 41,868	$ 39,395	$ 37,416	$ 38,990	$ 36,382

Ratio of earnings to fixed charges	1.56	1.33	1.30	1.20	1.05

Ratio of earnings to fixed charges and preferred stock dividends	1.55	1.33	1.30	1.20	0.93

(1)

Represents an estimate of the interest within rental expense. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30% the office rent expense for each of the years ended, as indicated above.

(2)	Represents pre-tax earnings required to pay preferred stock dividends.